

August 19, 2009

Via U.S. Mail and Facsimile (212-626-1803)

William L. McComb
Chief Executive Officer and Director
Liz Claiborne, Inc.
1441 Broadway
New York, NY 10018

> **Re:** **Liz Claiborne, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2009**
> **Filed March 4, 2009**
> **File No. 1-10689**

Dear Mr. McComb:

We refer you to our comment letters dated April 28, 2009 and June 19, 2009 regarding business contacts with the Middle East and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: John Reynolds
      Assistant Director
      Division of Corporation Finance